Contact

www.linkedin.com/in/ted-karr-8690ab4 (LinkedIn)
www.bltg-ip.com (Company)

Top Skills

Patent Prosecution
Intellectual Property
Patents

Ted Karr

Partner of Berkeley Law & Technology Group, LLP
Beaverton, Oregon, United States

Summary

Seasoned IP attorney and law firm partner with a strong business background and MBA.   Experienced in all areas of IP in the technology industry. Specializes in developing intellectual property plans, advising startups and Fortune 500 companies on patents, trademarks, trade secrets and copyright matters. Successful negotiator with a knack for win-win settlements and deals.

Experience

Berkeley Law & Technology Group, LLP
Partner
2006 - Present (19 years)
Austin, Texas, United States

Principal attorney for growing intellectual property practice and for leading clients in the development and implementation of intellectual property strategies both domestically and internationally. Experienced in the areas of patents, trademarks, trade secrets and copyrights. Ted's business background and MBA allows him to offer a unique approach to using intellectual property to support business strategy.

Intel
5 years

Licensing Attorney
2001 - 2006 (5 years)

Licensing Attorney
2001 - 2006 (5 years)

Education

University of the Pacific - McGeorge School of Law
Doctor of Law (J.D.) · (1996 - 1999)

Washington State University Tri-Cities

Master of Business Administration - MBA · (1992 - 1994)

Oregon State University

B.S., Financial Management/Accounting/Industrial Engineering · (1986 - 1990)